OMAC BEVERAGE SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2015

		Total
Balance, January 1, 2015	$	32,244
Members' contributions		40,000
Net loss		(49,600)
Balance, December 31, 2015	$	22,644

See accompanying notes.